Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Credo Technology Group Holding Ltd for the registration of debt securities, ordinary shares, preferred shares, depositary shares, warrants, purchase contracts, and units and to the incorporation by reference therein of our reports dated June 22, 2023, with respect to the consolidated financial statements of Credo Technology Group Holding Ltd,  and the effectiveness of internal control over financial reporting of Credo Technology Group Holding Ltd, included in its Annual Report (Form 10-K) for the year ended April 29, 2023, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP

San Jose, California
December 5, 2023